EXHIBIT 21

Exhibit 21 - Subsidiaries

The following is a list of all subsidiaries of the Company:

Name of Subsidiary	Jurisdiction of Incorporation	Ownership Percentage
Progressive Concepts, Inc. (acquired August 2006)	Texas	100%
Teletouch Licenses, Inc.	Delaware	100%
Visao Systems, Inc.	Delaware	100%
TLL Georgia, Inc.	Delaware	100%